FORM OF LETTER
WESTERN CAPITAL RESOURCES, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Shareholders of Western Capital Resources, Inc.

[●], 2012

Dear Shareholder:

This letter is being distributed by Western Capital Resources, Inc. (“Western”) to all holders of record of shares of its capital stock at the close of business (5:00 p.m. Minneapolis time) on [●], 2012 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of common stock. The Rights and common stock are described in the prospectus dated [●], 2012 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Western is offering an aggregate of [●] shares of common stock, as described in the Prospectus. The Rights will expire, if not exercised prior to 5:00 p.m., Minneapolis time, on [●], 2012, unless extended by Western (the “Expiration Time”).

As described in the accompanying Prospectus, you will receive [●] Rights for each share of capital stock owned at the close of business on the Record Date (rounded to the nearest whole Right, with halves rounded down). Each Right will allow you to subscribe for an equal number of shares of common stock (the “Basic Subscription Privilege”) at the cash price of $[●] per share (the “Subscription Price”). For example, if you owned 100 shares of capital stock as of the close of business on the Record Date, you would receive [●] Rights and would have the right to purchase an equal number shares of common stock for the Subscription Price.

In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of common stock that are not purchased by shareholders through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Privilege. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. This proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of common stock available to you, assuming that no shareholder other than you has purchased any shares of common stock pursuant to the Basic Subscription Privilege and Over-Subscription Privilege. Any excess subscription payments received by the Subscription Agent will be returned, without interest or deduction, as soon as practicable.

Western can provide no assurance that each you will actually be entitled to purchase the number of shares of common stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. For example, Western will not be able to satisfy your exercise of the Over-Subscription Privilege if all shareholder exercise their Basic Subscription Privileges in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of common stock are available following the exercise of subscription rights under the Basic Subscription Privileges.

To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to a you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of your Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interes or deductiont, as soon as practicable. To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege, you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege. See the section of the Prospectus captioned “The Rights Offering—Over-Subscription Privilege.”

The Rights will be evidenced by a non-transferable Rights certificate (the “Rights Certificate”) and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to the use of Western Capital Resources, Inc. Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Western Capital Resources, Inc. and Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9); and

4.	A return envelope addressed to Corporate Stock Transfer, Inc., the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of common stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from Maslon Edelman Borman & Brand, LLP, counsel to Western (attention Paul D. Chestovich, Esq.), by calling (612) 672-8305. Other questions or requests for assistance concerning the rights offering should similarly be directed to Western’s counsel.

Very truly yours,

Western Capital Resources, Inc.

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